UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39591

iHuman Inc.

(Registrant’s Name)

Floor 8, Building 2,
No. 1 Wangjing East Road,
Chaoyang District, Beijing 100102

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Composition of Audit Committee

In accordance with Rule 10A-3 of the United States Securities Exchange Act of 1934 and the corporate governance rules of the NYSE Listed Company Manual, Ms. Vivien Weiwei Wang no longer serves on the audit committee of the board of directors of iHuman Inc. (the “Company”) (NYSE: IH) to ensure a fully independent audit committee, starting from October 1, 2021. Ms. Wang continues to serve as a director and the chief financial officer of the Company. After the change, the audit committee consists of two independent directors, Ms. Wendy Hayes and Ms. Xuenan Li. The Company currently relies on home country practice to be exempted from the requirement of the NYSE Listed Company Manual that the audit committee must have a minimum of three members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iHuman Inc.

By	:	/s/ Vivien Weiwei Wang
Name	:	Vivien Weiwei Wang
Title	:	Director and Chief Financial Officer

Date: September 29, 2021